Filing by Columbia ETF Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company:

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Supplement dated January 2, 2026
to the Prospectus, Summary Prospectus, and Statement of Additional Information (SAI), each as supplemented as applicable, of each of the following funds:
Fund	Prospectus and Summary Prospectus Dated	SAI Dated
Columbia Funds Series Trust I
Columbia Bond Fund	9/1/2025	1/1/2026
Columbia Funds Series Trust II
Columbia Integrated Large Cap Growth Fund	1/1/2026	1/1/2026
At a meeting held on September 5, 2025, the Boards of Trustees of Columbia Funds Series Trust I, Columbia Funds Series Trust II, and Columbia ETF Trust I (the Board) approved an Agreement and Plan of Reorganization pursuant to which each target fund listed below (Target Fund) will transfer all of its assets and liabilities to the corresponding acquiring fund (Acquiring Fund) in exchange for shares of the Acquiring Fund (the Reorganizations).
Target Fund	Acquiring Fund
Columbia Bond Fund	Columbia Core Bond ETF
Columbia Integrated Large Cap Growth Fund	Columbia Large Cap Growth ETF
The Reorganizations do not require shareholder approval, and shareholders will not be asked to vote on a Reorganization. Target Fund shareholders of record as of October 2, 2025 were sent a combined Information Statement/Prospectus (the Combined Information Statement/Prospectus) containing further information regarding each Reorganization and each Acquiring Fund. Each Reorganization is expected to close on or about March 16, 2026 (the Reorganization Date). Shareholders will receive exchange-traded fund (ETF) shares of the corresponding Acquiring Fund equal in value to their investment in a Target Fund (less the value of cash to be distributed to such shareholders in lieu of fractional shares of the applicable Acquiring Fund). As discussed further below, some shareholders may need to take additional action in order to buy and sell ETF shares of the applicable Acquiring Fund (Acquisition Shares) received in connection with a Reorganization. However, a Reorganization will not dilute the value of your investment. Cash payments received in lieu of fractional Acquisition Shares (because the Acquiring Funds do not issue fractional shares) will be taxable for shareholders who hold fractional shares in a taxable account.
You may purchase Target Fund shares until March 10, 2026. The Target Funds will accept requests for redemptions or exchanges only if received in proper form before the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time or the time trading closes on the NYSE, whichever is earlier) on March 12, 2026. Any shares not redeemed or exchanged before such time will be exchanged for Acquisition Shares on the Reorganization Date; and, after such time, Target Fund shareholders wishing to sell their Acquisition Shares must do so on an exchange using their brokerage account. In connection with the Reorganizations, beginning on February 1, 2026, no contingent deferred sales charges will be imposed on redemptions of Class A shares of each Target Fund.
Importantly, in order to buy and sell Acquisition Shares received as a result of a Reorganization, Target Fund shareholders must hold their Target Fund shares through a brokerage account that can hold shares of an ETF. If Target Fund shareholders do not hold their Target Fund shares through a brokerage account that can hold shares of an ETF, the Acquisition Shares received as a part of the applicable Reorganization will be held by a stock transfer agent for up to one year for the benefit of such shareholders until a brokerage account is identified into which the Acquisition Shares can be transferred. If Acquisition Shares held at the stock transfer agent are not transferred into a brokerage account within one year of the closing date of a Target Fund’s Reorganization, the stock transfer agent will liquidate the Acquisition Shares and the cash proceeds will be sent to the shareholder of record (subject to applicable federal or state laws concerning unclaimed property). The liquidation of Acquisition Shares may be subject to fees and expenses and will be a taxable event for shareholders who hold their shares in a taxable account.
If you hold your Target Fund shares through a fund direct individual retirement account (IRA), including a Columbia IRA, SEP IRA, SIMPLE IRA, Roth IRA or Coverdell Education Savings Account with UMB Bank as custodian, and do not take action prior to the Reorganizations, UMB Bank will redeem your Target Fund shares and reinvest the proceeds in shares of the corresponding class of Columbia Government Money Market Fund in an amount equal in value to the NAV of your Target Fund shares.
No further action is required for Target Fund shareholders that hold shares of a Target Fund through a brokerage account that can hold shares of an ETF.
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. Because each Target Fund will reorganize into the corresponding Acquiring Fund on its Reorganization Date, you should consider the appropriateness of making a new or subsequent investment in the Target Fund prior to its Reorganization Date. You should consider the investment objectives, risks, strategies, fees and expenses of an Acquiring Fund and Target Fund carefully before investing. To obtain an Acquiring Fund's current prospectus, shareholder reports and other regulatory filings, or to receive a free copy of the Combined Information Statement/Prospectus, contact your financial intermediary or visit columbiathreadneedleus.com. The Combined Information Statement/Prospectus contains important information about each Target Fund and each
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Acquiring Fund’s investment objective, strategies, risks, fees, expenses, and the Board’s considerations in approving each Reorganization. The Combined Information Statement/Prospectus also is available for free on the Securities and Exchange Commission’s website (www.sec.gov).
Shareholders should retain this Supplement for future reference.

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